

12061002

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Joseph TriArtisan LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Blecher (212)-218-3733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Blecher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph TriArtisan LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 2014

Angela M. Molinas
Notary Public, State of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

MORGAN JOSEPH TRIARTISAN LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
Morgan Joseph TriArtisan LLC

We have audited the accompanying statement of financial condition of Morgan Joseph TriArtisan LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph TriArtisan LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2012

MORGAN JOSEPH TRIARTISAN LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	**$ 11,977,931**
Due from broker	**293,083**
Securities owned, at fair value	**244,020**
Due from Parent	**74,830**
Accounts receivable	**659,403**
Prepaid expenses and other assets	**620,575**
	$ 13,869,842
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Compensation payable	**$ 9,563,191**
Deferred rent	**795,827**
Accounts payable and other accrued expenses	**1,117,399**
	11,476,417
Commitments (Note H)	
Members' capital	**2,393,425**
	$ 13,869,842

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph TriArtisan LLC (the "Company"), formerly known as Morgan Joseph LLC, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merchant banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice, private placements and public offerings of debt and equity. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

Morgan Joseph Holdings Inc. ("Holdings" or "Parent"), a wholly owned subsidiary of Morgan Joseph TriArtisan Group Inc. ("Group"), and an unrelated investor are the two members of the Company.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amounted to $11,977,931 at December 31, 2011, consisting of money market funds purchased with an original maturity of three months or less.

[2] Securities transactions and valuation:

Securities owned and securities sold, but not yet purchased, are recorded at fair value.

[3] Income taxes:

The Company is treated as a partnership for income tax purposes whereby the members are responsible for reporting their respective share of income or loss in their own income tax returns. The Company is subject to New York City Unincorporated Business Tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits in the 2011 financial statements. Tax years for 2008 and thereafter are subject to examination by the appropriate taxing authorities.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The classification of financial instruments valued at fair value is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 11,977,931			$ 11,977,931
Equities	97,484	$ 136,032	$ 10,504	244,020
	$ 12,075,415	$ 136,032	$ 10,504	$ 12,221,951

Securities classified within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Securities classified as level 2 consist of securities subject to transfer restrictions.

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2011. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2011.

	Equities
Balance - beginning of year	$ 17,204
Realized loss	(6,700)
Balance - end of year	$ 10,504
Change in unrealized	$ 0

NOTE D - SUBORDINATED DEBT

On May 3, 2011, the Company entered into a temporary subordinated loan agreement with one of its members in the amount of $10 million bearing interest at 5.2% and maturing on June 16, 2011. The note was repaid on May 26, 2011. Interest expense paid on the loan amounted to $32,767.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE E - MEMBERS' CAPITAL

The Company is authorized to issue 1,000 Common Units and 1,000 Preferred Units of which 100 Common Units and 111.11 Preferred Units had been issued as of December 31, 2011.

The holders of Preferred Units are allocated Fixed Income Profits and Fixed Income Losses, as defined in the Company's limited liability company agreement, pro rata in accordance with the number of Preferred Units held. Disbursements of Fixed Income Distributions, as defined, shall be made within 45 days following the end of each calendar quarter, subject to regulatory capital requirements. The Preferred Units are redeemable at the option of the holder on the earlier of November 1, 2020 or upon the consummation of a transaction that results in a change of control, as defined, at a redemption price equal to its liquidation preference, which is the sum of a) $500 per unit and b) all unpaid Fixed Income Distributions, which is based on the cash received by the Company from certain transactions, (an aggregate of $207,800 at December 31, 2011).

The holders of Common Units are allocated Profits and Losses, as defined, and paid Profit Distributions, as defined, pro rata in accordance with the number of Common Units held.

The Common Units and Preferred Units vote as separate classes. Only holders of Common Units are entitled to a vote in the election of directors.

MORGAN JOSEPH TRIARTISAN LLC

Notes to Statement of Financial Condition
December 31, 2011

NOTE F - STOCK-BASED AWARDS

The Company is a participant in Group's Stock Incentive Plan (the "Plan"), which provided for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and stock bonus awards in Group's equity.

Stock Options:

Stock options granted to employees will generally become exercisable in installments on or about the first anniversary of the date of grant vesting over five years and, if the grantee is still employed by the Company, with certain exceptions for terminations of employment due to death, retirement or extended absence. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company's stock, the risk-free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from comparable company transactions. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option. Forfeitures are estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeiture.

The following table sets forth summarized information concerning stock options as of and during the year ended December 31, 2011:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2011	24,175	$ 50.58	
Granted	16,650	10.00	
Forfeited	(6,800)	34.11	
Outstanding at December 31, 2011	34,025	$ 34.01	6.74
Exercisable at December 31, 2011	19,186	$ 36.34	5.25
Non-vested at December 31, 2011	14,839	$ 29.67	8.65

NOTE G - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2011 are as follows:

Deferred tax asset:	
Deferred rent	$ 12,742
Net operating loss carryforwards	61,810
Compensation payable	221,865
Deferred tax asset	296,417
Less valuation allowance	(291,566)
	4,851
Deferred tax liability:	
Unrealized trading gains	(4,851)
Net deferred tax assets	$ 0

NOTE H - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into noncancelable leases for office space expiring on various dates through 2014. Further, Holdings has entered into noncancelable leases for office space expiring on various dates through 2016 which the Company occupies and pays substantially all of the lease costs. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the leases of the Company and Holdings are set forth below:

Year Ending December 31,	Morgan Joseph TriArtisan LLC	Holdings	Total
2012	$ 316,000	$ 1,186,000	$ 1,502,000
2013	158,000	783,000	941,000
2014	104,000	780,000	884,000
2015	63,000	811,000	874,000
2016	0	608,000	608,000
	$ 641,000	$ 4,168,000	$ 4,809,000

The leases provide for free rent periods and rent increases over the lease terms. The Company records rent expenses on a straight-line basis and the difference between expenses and actual payments is recorded as deferred rent.

During 2011, the Company charged Morgan Joseph TriArtisan Capital LLC, a broker-dealer in securities that is an indirect wholly-owned subsidiary of Group, approximately $250,000 for general and administrative services pursuant to an expense sharing arrangement.

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined. At December 31, 2011, the Company, under the alternative standard method, had net capital of $6,061,401, or $5,811,401 in excess of its required net capital of $250,000.

NOTE J - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit sharing 401(k) savings plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation.